Mail Stop 4561

June 23, 2009

Mr. Halden Shane
Principal Financial Officer
TOMI Environmental Solutions, Inc.
9454 Wilshire Blvd., Penthouse
Beverly Hills, CA 90212

>   **Re: TOMI Environmental Solutions, Inc.**
>   **Form 10-K for the year ended December 31, 2008**
>   **File No. 0-09908**

Dear Mr. Shane:

We have reviewed your first response letter filed on June 3, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Item 1. Business

General

1.   We note your disclosure under this subheading and elsewhere in your filing regarding your proprietary generators, treatment processes, products and recently acquired intellectual property. To the extent material, please expand your disclosure regarding your current intellectual property and discuss further the importance of your IP to your business. Please refer to Item 101(h)(4)(vii) of Regulation S-K.

Products, page 2

2.   Please disclose the basis for all of your assertions regarding the usage and safety
        of ozone the potentially harmful effects of other air purification alternatives. For
        instance, we note your disclosure that ozone is a "much more powerful oxidizer"
        and "statistically disinfects quicker" than chlorine. We also note your projections
        on page 3 regarding the expanding market for ozone technology. If you do not
        have appropriate independent support for such statements, please revise the
        language to make clear that this is your belief, based solely on your experience in
        the relevant field. Please note that this comment is also applicable to any
        unsupported claims elsewhere in your filing.

3.   We note your disclosure regarding your use of generators which produce ozone in
        quantities far exceeding the "safe ozone" levels identified by the EPA. Please
        expand your disclosure under this subheading to discuss whether your business is
        subject to any governmental regulations and also any material costs attributable to
        such regulations. Please refer to Items 101(h)(4)(ix) and (xi) of Regulation S-K.

Competitors & Future Competition, page 6

4.   We note your statement that, "we are unaware of any direction competition."
        Please reconcile this statement with your risk factor disclosure on page 7 that,
        "The indoor air quality testing industry is extremely competitive." Please also
        disclose your methods of competition pursuant to Item 101(h)(4)(iv) of
        Regulation S-K.

Item 1A. Risk Factors

General

5.   We note the statement in the introductory paragraph that the risks disclosed in this
        section are not the only risks faced in connection with your business. Item 503(c)
        of Regulation S-K requires you to disclose all risks that you believe are material
        at this time. Please revise to identify all such risks and delete the qualifying
        language in future filings.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Recent Sales of Unregistered Securities, page 10

6.   Please revise your disclosure under this subheading to discuss the exemption from registration that you relied upon in connection with the offering disclosed hereunder and also briefly state the facts relied upon to make the exemption available as required by Item 701 of Regulation S-K.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 11

7.   We note the disclosure under the *Risk Factors* subheading regarding business growth strategy. Please elaborate on actions management is currently undertaking to pursue or otherwise develop the growth opportunities. Please also address your lack of revenues from operations. Please note that the disclosure in the introductory narrative of this section should generally provide insight into the material opportunities, challenges, and risks, such as those presented by known material trends and uncertainties, which may impact the company's future operating performance. For example, we note your disclosure on page 7 under the *Risk Factors* subheading regarding competition in the air quality testing industry and challenges the registrant faces in remaining competitive in the air quality testing and air remediation services industry. Please revise to discuss actions management is currently considering to address these challenges. Please see Release No. 33-8350 (December 19, 2003).

Item 8. Financial Statements and Supplementary Data

Financial Statements

Note 4 – Intangible Assets, page F-12

8.   We note your response to prior comment 1 which indicates that you have not amortized your finite-lived intangible assets because you believe that benefits will not be derived from such assets until such time as you commence principal operations. We are not able to agree with this position based upon the guidance in paragraphs 11 and 12 of SFAS 142 which indicates that finite-lived assets are amortized over their useful lives. Please amend your financial statements to provide for amortization on your finite-lived intangible assets.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures, page 13

9.   We note your statement that a "system of controls, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system will be met." Please revise to state clearly, if true, that your disclosure controls and procedures are *designed to* provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management's Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238 (August 4, 2003).

Item 11. Executive Compensation, page 15

10.   Please include a summary compensation table as required by Item 402(n) of Regulation S-K. Please discuss in the table the base salary earned by Mr. Shane for each of the company's last two completed fiscal years. See Item 402(n). In the narrative disclosure to the summary compensation table, please explain in greater detail the unpaid salary owed to Mr. Shane. See Item 402(o) of Regulation S-K.

Exhibits

11.   Please include the exhibits and index as required by Item 15 of Form 10-K and Item 601 of Regulation S-K. Also advise us why you have not filed your broker agreements discussed on page 5 or the investment documents discussed on page 11 as exhibits to your Form 10-K, pursuant to Item 601(b)(10) of Regulation S-K.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please submit a response letter with your amendment on EDGAR that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.   Please contact Jerard Gibson, Staff Attorney, at (202) 551-3473 or Tom Kluck, Branch Chief, at (202) 551-3785 with regard to legal comments.

Sincerely,

Kevin Woody
Branch Chief